BIGLARI CAPITAL CORP.

19100 RIDGEWOOD PARKWAY, SUITE 1200
SAN ANTONIO, TEXAS 78259
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN & CEO

October 7, 2025

Dear Shareholders of Cracker Barrel Old Country Store, Inc:

We are long-term owners of Cracker Barrel, with a stake currently representing about 3% of the company's outstanding shares.

For the last 14 years, we have run multiple proxy fights. Why would we do that? Because the board has repeatedly chosen the wrong path, denying shareholders the opportunity to achieve extraordinary performance on par with the likes of Texas Roadhouse — another differentiated restaurant chain, with a similar footprint and demographics, whose business is worth 10 times what it was worth in 2011.[1] Cracker Barrel is now worth less than it was in 2011.[2] The historical context of our involvement is important, as it frames the issues, demonstrates our credibility, and exposes the lack thereof on the part of Cracker Barrel's board.

- In 2011, the board chose a CEO, Sandra Cochran, who — like her successor, Julie Felss Masino — blamed the Cracker Barrel brand and its "aging" demographic for persistent declines in customer traffic. Notwithstanding, the company had a plan to open hundreds of new locations that would have entailed a capital outlay of about $2 billion.[3] We demonstrated that the existing units were underperforming, and that while the company could grow by opening additional units, it would destroy economic value in the process. That year, we lost a proxy contest for one board seat but won the expansion argument, as the company changed direction.

- In 2016, management tried to "solve" the traffic problem by starting a new brand, Holler & Dash. We predicted the start-up's demise on day one, and we were proven right. The concept was abandoned three years later.[4]

- Then, in 2019, management went off the rails by buying a bar business, Punch Bowl Social. Yes, you read that right — Cracker Barrel got into the bar business. Management spun it as an "eatertainment" concept, but when over half the sales come from alcohol, that venture

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[1] Factset. Based on Texas Roadhouse's market capitalization of $971 million as of October 6, 2011, and market capitalization of $11.10 billion as of October 6, 2025.
[2] Factset. Based on Cracker Barrel's market capitalization of $1.03 billion as of October 6, 2011, and market capitalization of $964 million as of October 6, 2025.
[3] Company SEC filings.
[4] Company SEC filings.

is in the bar business. We opposed the purchase, and within eight months management wrote off the entire $137 million investment as a loss.[5]

- In 2019, management also bought Maple Street Biscuit Company, a fast-casual concept that recently shuttered about 20% of its stores, leading Cracker Barrel to write off millions of dollars.[6] We told the board that we believed focused management would yield better performance and that Maple Street was a distraction.

- In sum, Cracker Barrel has destroyed capital on new stores and new brands. That is a fact.

- In July 2023, the board selected a new CEO, Ms. Masino, who has also misunderstood the brand.

- In March 2024, we met with Ms. Masino at a Cracker Barrel restaurant. At that meeting, she asked us for our views on what the company should do — to which we replied that the one thing it should *not* do is pursue a remodeling of the restaurants. We stressed that the root causes of the company's problems were declining food quality, portion size, and service. We suggested that Ms. Masino review Cracker Barrel menus from the 1980s and 1990s to ascertain how the menu, product quality, and portion size have changed over the decades.

- What happened next? In May 2024, Ms. Masino announced that Cracker Barrel would undertake a "strategic transformation plan" that included a $700 million remodeling of its restaurants.[7]

We could not have been more vocal about our opposition to this attempt to alter the brand, because we understood its heritage and its customer base. We sent multiple letters and issued a presentation that clearly outlined why the Cracker Barrel remodel was flawed.[8] But management was emphatic that the $700 million spend was necessary and once again attacked me personally, as it has since 2011.

In October 2024, management stated, "In our meetings with Mr. Biglari, he has demonstrated a shallow and outdated understanding of our guests, our operations, and the work we are doing. While each of the five pillars of our transformation plan is grounded in extensive data-driven research, customer feedback, and tens of thousands of hours of thoughtful planning, Mr. Biglari's 'plan' is to take Cracker Barrel back to '1980s' menus, insist we 'focus on our stores,' and divest Maple Street Biscuit Company, in the misguided belief that it is a distraction."[9]

It is true that we place a premium on Cracker Barrel's historical roots. We tried to elucidate our point of view that Cracker Barrel's future is inextricably tied to its identity as a heritage brand — one that exudes wholesomeness and authenticity. Here is what I wrote in November 2024:

"Cracker Barrel Old Country Store is a history-steeped place that channels Americana; there are a few brands like it, and none require wholesale changes to their aesthetic. The day Cracker Barrel opened, it was already old — its theme derived from the 1920s. I am concerned that not only will the remodel not work but it could actually damage the brand

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[5] Company SEC filings.
[6] Company SEC filings.
[7] Company SEC filings.
[8] Biglari SEC filings.
[9] Company SEC filings.

further…. Let me make my position clear: The company's $700 million remodel plan will *not* work!"[10]

By August 2025, customers were increasingly voicing concerns — online and in person — around the very issues we had raised. Ms. Masino went on *Good Morning America* to defend the rebranding, saying: "We are listening to our guests" and "Honestly, the feedback has been overwhelmingly positive and people like what we are doing" and "The buzz is so good."[11] The reality couldn't have been further from the truth. Customers weren't fooled. In fact, the public backlash was so severe that even the President of the United States weighed in, urging the company to admit its mistake. Cracker Barrel scrapped its new logo a week later, brought back the "Old Timer," and two weeks after that suspended all restaurant remodels.

All of this reminds us of a quote that is widely attributed to Abraham Lincoln: "You can fool all the people some of the time and some of the people all the time, but you cannot fool all the people all the time." Management kept telling everyone that quality had not changed, that people loved the new logo and decor — and yet customers disagreed. They saw that management had not only cut the quality of products but was attempting to change the character of the company altogether. I personally think the CEO does not understand or respect the Cracker Barrel brand. Why else try so hard to turn it into a modernistic, bland emporium?

A year ago, management had its transformation plan in place, which the board approved and defended. Now that the whole plan has had to be scrapped, are we really going to retain Ms. Masino, an arsonist-fireman manager who made approximately $7 million in fiscal 2024?[12] Any pivot back to the old Cracker Barrel would be inauthentic under Ms. Masino. She championed an ideology antithetical to that of Cracker Barrel's own customer base, so how can the public believe her newfound devotion to tradition? The insincerity of Ms. Masino's position is why an avalanche of X posts have demanded her resignation. In fact, many customers have said they will not return to Cracker Barrel until Ms. Masino is fired. The customer traffic data since August 19 prove it. Now the company expects a decline in traffic of up to 7% for fiscal 2026.[13]

We believe the company's board should be acting with urgency to find a new CEO who grasps the brand's unique appeal and can restore lost credibility. We blame the board for its refusal to do the right thing by employees, customers, and shareholders.

Given the massive failure Ms. Masino orchestrated, why is there no accountability? Why does this board not hold people accountable for the position they have put shareholders in, with billions of dollars in lost market value? Again, we are forced to do the work the board has left undone.

We do not tell people what they want to hear. We tell them the truth. And now the board has devised novel plans to silence us as owners of the company.

This year, the board is asking shareholders to approve amendments to the company's bylaws that would have the effect of further entrenching directors with an abysmal capital allocation record who have failed to hold management accountable and overseen the massive dissolution of shareholder value. This is a form of censorship via financial threats. The company would never have spent significant sums trying to

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[10] Form DFAN filed by Biglari with the SEC on November 14, 2024.
[11] August 19, 2025.
[12] Company SEC filings.
[13] Company SEC filings.

quash dissent if its positions had been valid. It's imperative to recognize the board's censorship initiative as an attempt to punish the shareholder who has been right all along. But where would Cracker Barrel be if we had never raised concerns over the years and let the board implement its flawed ideas without challenging them?

We believe the directors most responsible for this morass are Julie Felss Masino, the company's president and CEO, who championed this transformation plan, and Gilbert Dávila, the board's so-called multicultural marketing expert. Not coincidentally, the company's total shareholder return has declined 45% since Ms. Masino assumed the role of CEO-elect in August 2023, and 44% since Mr. Dávila was elected to the board in July 2020.[14]

This board may rubber-stamp the decisions of the CEO, but you don't have to rubber-stamp the re-election of its directors. Please read carefully our proxy statement and **GOLD** proxy card when you receive them. Then we urge you to send the board a message it cannot ignore by voting "**AGAINST**" CEO Julie Felss Masino and board member Gilbert R. Dávila as directors. Make no mistake — by voting "**AGAINST**" you send a message not only to two directors but to the whole board. The days of it shrugging off responsibility for its repeated failures to choose the right CEO, to hold management accountable, and to stanch the destruction of shareholder wealth under its watch must end.

We are not alone. The State Board of Administration of the Florida Retirement System recently sent the Cracker Barrel board a letter sharing its own concerns and informing fellow shareholders that it plans to vote against all Cracker Barrel directors at the upcoming annual meeting.[15] In addition, one of the founding members of Cracker Barrel has publicly stated that the CEO must be fired.[16]

Make your voice heard before Cracker Barrel devolves into a footnote in the history of great American brands.

Sincerely,

Sardar Biglari

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[14] Factset. Measured from August 7, 2023, to September 18, 2025, for Julie Felss Masino. Measured from July 10, 2020, to September 18, 2025, for Gilbert Dávila.

[15] https://www.sec.gov/Archives/edgar/data/1067294/000093807625000015/crackerbarrelsbaseces.htm.

[16] https://www.foxbusiness.com/retail/cracker-barrel-co-founder-says-ceo-knows-very-little-about-company-following-700m-rebrand-failure.